Exhibit 4

Avricore Health Inc.

Management’s Discussion & Analysis

For the three and nine months ended

September 30, 2024

Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

This Management Discussion and Analysis (“MD&A”) of Avricore Health Inc. (“AVRICORE”, the “Company”, “we”, “us” or “our”) for the period ended September 30, 2024 is prepared as of November 28, 2024. This MD&A should be read in conjunction with the unaudited condensed interim financial statements for the three and nine months ended September 30, 2024 and the audited consolidated financial statements for the years ended December 31, 2023 and the related notes thereto.

Our consolidated financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about Avricore Health Inc. can be found on the SEDAR website (www.sedarplus.ca) and on the Company’s website (www.avricorehealth.com).

FORWARD LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements. These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Avricore’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results, and in Avricore’s condensed interim financial statements and the notes thereto. These documents are available at www.sedarplus.ca.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Avricore does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

OVERVIEW

Avricore Health is focused on acquiring and developing early-stage technologies aimed at advancing pharmacy practice and patient care. Through our flagship offering HealthTab™ (a wholly owned subsidiary), we provide a turnkey point-of-care testing platform, creating value for stakeholders and better outcomes for patients.

The HealthTab™ platform effectively transforms pharmacies into community point-of-care diagnostic centers. HealthTab™ enables pharmacists to take on a greater role in primary health services and direct patient care. By capitalizing on the rapidly growing point-of-care testing market. HealthTab™ improves the quality of life for patients living with chronic illness and supports lifesaving early interventions by healthcare professionals.

The Company continues to achieve significant milestones as it positions itself for long-term growth and sustainable success. Through a combination of strategic geographic expansion, innovative product offerings, and strong financial performance, the Company has demonstrated its commitment to delivering value for shareholders.

POST COVID-19 ENVIRONMENT

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. Five years later the pandemic’s aftershocks continue to impact the environment in which the Company operates.

One positive outcome from the pandemic is the increased focus on real world evaluations and rapid point-of-care testing (POCT) which has brought increased attention to HealthTab™. While continuing HealthTab’s™ primary focus on general health screening it has also been adapted to support virological testing.

In 2024, it is estimated over 6 million Canadians do not have access to a family doctor, and only 29% of those who can are able to access them in a timely manner. This challenge is expected to get worse, as 29% of family doctors are planning on retiring or changing careers in the next 12 – 36 months. In the UK, only 25% of practicing physicians are GP’s, meaning on average each family doctor is expected to support almost 2,300 patients.

Pharmacy is playing a critical role in filling the gaps that have been created and in reducing healthcare expenses. By integrating a highly effective point-of-care diagnostic platform into widely-accessible community pharmacy practice settings it provides quicker clinical decision-making, identifies patients in critical need of care, reduces care management time and facilitates a closer, more impactful patient-pharmacist relationship.

HEALTHTAB™ – KEY DEVELOPMENTS

Financial Highlights:

●	In the nine months ended September 30, 2024 revenue increased by 58% year over year to $3,364,635 and gross profit increased by 84% to $1,290,357.

●	In the three months ended September 30, 2024 revenue increased by 25% year over year to $1,195,122 and gross profit increased by 66% to $434,791.

●	In the nine months ended September 30, 2024 the Company recorded net profit of $43,494 and a net increase in cash of $503,994.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

Growth Strategy 2025 and Beyond:

Recently, the Company announced its strategy to grow HealthTab™ the United Kingdom — a decision aligned with the region’s robust healthcare market and significant investment in pharmacy-led services. .

Operations with Shoppers Drug Mart in Canada will conclude by March 31, 2025, allowing the redeployment of devices in Canada and the UK. This transition enhances resource efficiency and reduces upfront capital requirements for device expansion.

Because the Company expects devices to be redeployed to new locations in Canada and the UK, management estimates that the Company will not require investment in new devices for the next 12 to 18 months. It also expects cash-on-hand, expected future cash inflows from revenues, and cash savings from redeployment of devices estimated to be sufficient to finance working capital for the next 12 to 18 months.

UK Market Opportunity

The timing of the Company’s strategic efforts is driven by unprecedented UK government investment in UK pharmacy services:

●	The NHS has committed £645 million (approx. $1.1 billion CAD) to its Pharmacy First program.
●	Currently, the NHS has one of the lowest family doctors to patient ratios it’s had in decades, meaning one GP is responsible for almost 2300 patients on average.
●	The NHS has mandated standardized electronic health records integration across all NHS services (HealthTab™ is a digital platform that integrates with electronic health record systems).
●	NHS investment in pharmacy heath services is focused on preventative healthcare and reducing health inequalities.
●	Pharmacy-based screening programs have shown strong patient uptake. On October 11, 2024, the NHS Confederation, who represents NHS providers with over 1.5 million staff, caring for more than 1 million patients a day and control £150 billion of public expenditure, released their report measuring return on investment (ROI) for healthcare expenditures. The report listed community based cardiovascular disease screening and prevention as one of the best ROI’s at £7.52 per £1 invested after five years, further stating that “Implementing community pharmacies to aid in the detection of cardiovascular disease provided the quickest return, within one year.”
●	There are nearly 12,000 pharmacies in the UK, and more than half are participating currently in POCT blood-pressure screening, conducting approximately 250,000 screenings per month, demonstrating high amounts of undiagnosed hypertension.
●	Recently, the NHS announced “shocking” findings of the rapid rise of strokes in people over 50, rising 55% in the last ten years. (Source)
●	Only about 7% of UK pharmacies are profitable, adding services will not only ensure better access to care for patients and reduce acute and long-term chronic disease costs, but also ensure financial security for these critical healthcare access points. (Source)

Initial UK Expansion and Implementation

The Company’s first HealthTab™ UK deployment in North East London pharmacies targets an area with significant cardiovascular disease burden and demonstrates the HealthTab™ platform’s potential for rapid scaling:

●	In November 2024 the Company announced the first cholesterol testing location in North East London.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

●	HealthTab™ is partnered with UCL Partners, an academic health science centre located in London, England. It is the largest academic health science centre in the world, treats more than 1.5 million patients each year, has a combined annual turnover of around £2 billion and includes around 3,500 scientists, senior researchers and consultants.
●	HealthTab™ expects to be integrated with NHS digital pathways, achieving data access objectives set out in current plans.
●	Focus is on areas with highest preventable disease burden.
●	HealthTab™ enjoys strong support from local health authorities and pharmacy leadership.
●	Cholesterol testing will expand to additional pharmacies in the coming months.

Avricore’s HealthTab™ platform has been selected by a collaborative effort involving Barts Heart Centre, UCL Partners and HEART UK to assess the feasibility of community pharmacists in the UK providing cholesterol testing alongside blood pressure checks for cardiovascular risk evaluation. The study aims to build on the success of over 930,000 blood pressure checks conducted in 6,000 pharmacies as part of an NHS initiative. With NHS England allocating £645 million (approx. $1.1 billion CAD) to increase access to primary care in community pharmacy, HealthTab™ will support pharmacists in delivering vital support for chronic diseases. With many of the initial targets set by the NHS to expire in March 2025, timing aligns well with this initiative to be included in the next phases of funding and objective setting.

The reseller agreement between HealthTab™ Inc. and Abbott Rapid Diagnostics Limited UK & Ireland provides a foundation for HealthTab™ to purchase and distribute the Afinion™ 2 and associated tests for diabetes and heart disease screening in community pharmacies in the United Kingdom.

Continuing and New Canadian Initiatives:

●	In September 2023, the Company announced its first testing location within Rexall’s Pharmacy Walk-In Clinic in Sherwood Park, Alberta. That location, a first for Rexall as well, offers both the Afinion 2™ blood-chemistry analyzer as well as the ID Now™ molecular platform by Abbott Rapid Diagnostics, giving patients quick access to their test results, and allowing for immediate consultation with their pharmacist.

●	Subsequent to the initial launch, the Company was pleased to announce further expansion of HealthTab™ with Rexall Pharmacy Group ULC (“Rexall”). The Companies have been working closely to develop the best patient approaches and internal workflows to ensure the most successful deployment of this powerful point-of-care testing platform.

●	The next steps with Rexall will be to deploy to a minimum of 20 other locations spread out between stores in Alberta and Ontario. After each deployment, the teams will collaborate to assess deployment workflow, refine processes and identify further deployment opportunities based on patient and pharmacist feedback.

●	7 HealthTab™ systems were operating in Rexall stores including as of September 30, 2024; 3 in Ontario and 4 in Alberta. Subsequent to September 30, 2024, an additional 2 systems commenced operating at Rexall Stores in Ontario.

~~●~~	Avricore has partnered with Ascensia Diabetes Care to integrate their blood glucose monitoring systems, CONTOUR®NEXT GEN and CONTOUR®NEXT ONE, with Avricore’s HealthTab™ platform. The collaboration aims to improve diabetes management for patients and pharmacists in Canada by linking daily blood glucose testing data to the patient’s HealthTab™ account. This integration provides a more comprehensive health data tool for combating diabetes. Ongoing efforts to encourage patient engagement are active. Ascensia Diabetes Care is a global company focused on supporting people with diabetes and is a subsidiary of PHC Holdings Corporation.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

Shoppers Drug Mart

●	784 HealthTab™ systems were operating in Shoppers Drug Mart® and Loblaw family stores including pharmacist walk-in clinics as of September 30, 2024; 480 in Ontario and 92 in British Columbia, 21 in Nova Scotia, 165 in Alberta, 3 in Prince Edward Island, 1 in Saskatchewan and 22 in New Brunswick. The Company was honoured to have HealthTab™ placed in the first pharmacist-led primary healthcare clinic located in Lethbridge, Alberta. Not only was this the first clinic, it was also the first system placed in a Real Canadian Superstore®, as well as its first Alberta location.

●	Subsequent to September 30, 2024 an additional 1 system has been deployed for a total of 785 participating Shoppers Drug Mart® pharmacies and Loblaw family stores offering screening tests to patients via HealthTab™ systems as of the date of this report. In 226 of these locations, the Company has deployed Abbott’s ID Now™, either in combination with the Afinion 2™ or standalone, to offer confirmed molecular testing for virus detection in community pharmacies.

●	Shoppers Drug Mart existing program will wind down over a three-month transition period, beginning in January 2025 and ending March 31, 2025

Canadian Healthcare Environment:

●	The 2023 “tripledemic” (Flu, RSV and Covid) strained the Canadian healthcare system beyond its breaking point, and 2024 has proven scientists’ concerns about communicable infections have materialized. Pharmacy will play a key a role in these battles and confirmed tests results means faster responses, better treatment and less spread of these infectious diseases.

●	While flu season strains pharmacies’ capacity for chronic disease screening and management, having the ID Now™ means HealthTab™ can support pharmacies with confirmed molecular testing for virus detection during these critical months of the year and diversify the Company’s revenues.

●	The innovative practice of pharmacist-led primary healthcare clinics is expected to expand in Canada, as provinces struggle to meet the health care needs of their residents and recruit more family physicians. The program’s primary focus is to screen patients at-risk for diabetes and cardiovascular disease. On March 28th, 2023, the Government of Canada tabled its budget for the year ahead, including a 10-year funding agreement with the Nation’s provinces to increase healthcare funding. That new funding approach was novel for the fact that each province has specific agreements in place, opposed to the more traditional generalized formula, which spent less in early intervention and prevention of disease. This approach is expected to bring substantial innovations related to healthcare data and new healthcare service delivery models, as the provinces agreed to make changes to rules and practices which have limited data-flow optimization and healthcare access.

●	The Canadian Medical Association expressed support for many of the initiatives on March 30th, 2023, in relation to the healthcare agreement and encouraged government to institute recommendations from the Addressing Canada’s Health Workforce Crisis report from the Standing Committee on Health. One of the key items they pointed to was “…optimizing scopes of practice for health professionals…”.

●	Most provinces have already begun expanding the scope of practice of their pharmacists, with 7 provinces allowing these healthcare professionals to prescribe for minor ailments and 8 provinces either allowing or will soon allow them to order and interpret lab results. HealthTab™ is uniquely situated to support the expanding scope of pharmacy practice.

●	As of July 1st, 2022, the Government of Ontario brought into effect an expanded scope of practice for community pharmacists in the province, joining Alberta in this growing and increasingly popular approach. This includes limited prescribing for minor ailments, as well as the ability to perform certain point-of-care tests to assist patients with managing chronic disease. Approved tests include glucose, HbA1c and lipids, all of which HealthTab™ currently offers with the Abbott Afinion 2™. Also announced as part of this plan in Ontario, is a second stage of scope modifications, which began on January 1, 2023. This stage allows for limited prescribing for minor ailments and certain prescription renewals, further enhancing the value of community pharmacy in direct patient care.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

●	These changes, and increasing demand, means Canadian pharmacy business is rapidly evolving before our eyes, from being product focused to care service focused. At $51.4 billion, the industry already represents a significant impact on healthcare, and the anticipated increase in funding and new service offerings, including point-of-care testing, will mean this practice will play an even more impactful role going forward.

●	During the pilot with Shoppers Drug Mart®, over 15,000 HealthTab™ tests were completed for more than 6,900 patients. The data collected confirmed that the patients tested had a high prevalence of previously undiagnosed diabetes, pre-diabetes and heart disease and significant near-term risk for major health events. Almost 60 per cent of patients needed an intervention to better manage their chronic disease. On average, 31 percent received a new chronic medication, 28 percent required a change in their current medication, and 235 patients were newly identified as diabetic. Patients also reported in post surveys that they valued receiving this information from their pharmacists, and those pharmacists indicated that HealthTab™ enabled an increase in the value of services they were able to provide to their patients.

●	Developed a unique quality assurance program with a third-part reference laboratory to offer HealthTab™ pharmacies industry leading validation for point-of-care instruments and test consumables.

●	Expanding capabilities, signing of a non-exclusive, pilot supplier distribution agreement in Canada between HealthTab™ Inc., and Abbott, with respect to the handheld blood chemistry analyzer, i-STAT Alinity. The agreement allows HealthTab™ to now also distribute Abbott’s novel point-of-care i-STAT Alinity and its associated tests for creatinine in Canadian pharmacies to better support patients with important information about their renal function.

●	Expanding capabilities, amendment to the Distribution Agreement adds Abbott’s popular ID NOW™ molecular testing device which will add onsite testing and reporting capabilities for SARS-CoV-2 as well as Respiratory Syncytial Virus (RSV), Influenza A & B and Streptococcus – a powerful combination for detecting infections before they spread.

●	Developing new pilot programs with national pharmacy chains,

●	Continuing to negotiate new and novel POC diagnostic device integrations to strategically expand the HealthTab™ testing menu.

●	Refining HealthTab™’s de-centralized clinical trials capabilities to make actionable and to monetize de-identified data associated with high-value Real-World Evaluation (RWE).

●	Moving forward with negotiations across several target demographics, domestically and internationally, with pharmacies, life-science companies, host-locations, and Clinical Research Organizations (CRO).

HealthTab™ is a cloud-based network technology that enables the world’s first harmonized, real-time response system where consumers receive a finger-stick blood test at their local pharmacy via a web-enabled clinical grade blood chemistry analyzer. These results are available in 12 minutes. Consumers’ biomarkers, which include key results related to heart, liver and kidney function, are received via secure login which they can then use to better understand their health performance and share with their healthcare team for evidence-based decision making. This one-of-a-kind real-time reporting system opens the door to improved preventative healthcare in public and private health systems.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

De-identified data collected, with consumer consent across the HealthTab™ network of analyzers, can be shared with life-science companies and other research entities including the clinical research industry. The traditional clinical trial approach can be limited in the scope of time, demographical outreach, and other inherent exclusionary attributes. HealthTab™ presents a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and real-world evaluation clinical trials.

It is clear that patients and healthcare providers are increasingly leveraging vast amounts of patient data, including clinical histories, genetic information, and real-time monitoring data, to make more informed and personalized decisions. This data-driven approach enhances diagnostic accuracy, tailors treatment plans, and improves overall patient outcomes.

Despite this trend, currently, only about 3% of the health data generated globally is actively utilized in patient care. This means that a staggering 97% of health data goes unused. Despite the enormous volume of health data produced, challenges such as data privacy concerns, lack of interoperability, and insufficient data governance frameworks significantly limit its application in clinical settings. Improving the utilization of this data could revolutionize patient care by enabling more personalized treatments, early disease detection, and better health outcomes overall. (source / source).

This opportunity is being addressed by HealthTab by bringing real-time data generation together with machine-driven insights and automated dissemination into the pharmacy, driving data utilization.

HealthTab™ is being embraced as it is provides a secure real-time digital pathway to deploy and manage point-of-care testing in the pharmacy and community setting where it offers the reliability, accuracy and flexibility the sector needs. The Company sees increasing demand due to public policy changes and shifts in healthcare globally, and with a proven track record now established, HealthTab™ is best positioned to capitalize on this opportunity.

Fully Integrated Patient Health Records

The Company is being engaged in discussions for the integration of HealthTab™ into the electronic medical records and pharmacy management systems within Canada and international markets in order to solve for the data-silos which are commonplace, making the user-experience better for patient and providers, as well as supporting research opportunities.

HealthTab™’s application programming interface (API) integration capabilities make it ideal to achieve an industry first, where a consumer’s test results can be directly linked to an electronic medical record as well as a patient’s personal health record, for real-time responses and smooth integration across the multiple platforms a health provider will use.

Community Pharmacy Sector

In an era of rapid change in health care delivery, community pharmacy practice models and community pharmacy business models are both experiencing significant evolution in focus and daunting challenges to be met. We strongly believe that Avricore is a game-changing catalyst for community pharmacy to meet their practice and business challenges and increasingly focus on patient-centred cognitive services with attendant point-of-care testing in the future. Avricore is focused on expanding and further deploying its HealthTab™ and to best meet the current community pharmacy sector’s needs.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

Our Journey So Far

2019 - Refocused the Company on HealthTab™ with the RASTR approach, emphasizing data generation and better patient outcomes. Began discussions with onsite testing and secured a tentative agreement. Faced financial challenges but placed new finance team in place and began funding and reorganization efforts.

2020 - Closed a $1M financing after significant effort, however the COVID-19 pandemic caused the loss of the onsite testing agreement. Used the pandemic period to negotiate down and clear debts. Began discussions with Abbott, leading to new opportunities with Shoppers Drug Mart (SDM). Launched the first Private Placement under the new team.

2021 - Successfully raised over $4M through two oversubscribed placements and options exercises. Conducted the first SDM pilot, driving expanded locations and business development momentum.

2022 - Scaled up HealthTab™ with SDM after a successful pilot, generating substantial revenues for the first time. Expanded the product line by adding ID Now™ for virus testing under the Abbott distribution agreement.

2023 - Achieved record revenues as HealthTab™ expanded to hundreds of new locations, including multi-device sites. Secured a partnership with Rexall and launched the first international opportunity through a UK feasibility study with Barts Heart Centre and HEART UK. Introduced glucose meter integration, enhancing patient insights.

2024 - Anticipating growth in Canada with existing and new pharmacy partners, alongside increased collaboration and funding opportunities. Positioned for significant growth in the UK, driven by national investments in pharmacy services and a strategic shift toward the UK and Europe for market expansion.

Key Strategic Inputs - How we’ve developed a winning strategy

Market Research and Analysis:
	●	Identified and constantly evaluated the current state of digital healthcare technology and POCT in pharmacies.
	●	Understood the regulatory environment and compliance requirements.
	●	Analyzed competitors and their offerings.

Identify Target Audience:
	●	Defined the primary audience, such as pharmacies, partners, payors, and consumers.
	●	Understood the specific needs and pain points of each target segment.

Collaboration:
	●	Developed ways to partner with existing digital healthcare technology providers to integrate solutions seamlessly with pharmacy systems.
	●	Ensured compatibility with various devices and platforms to enhance accessibility.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

Education and Training:
	●	Developed comprehensive training programs for pharmacy teams.
	●	Developed educational insights within HealthTab™ to enhance user experience.

Regulatory Compliance:
	●	Updated on healthcare regulations and compliance standards.
	●	Ensured that HealthTab™, instruments and tests met all necessary regulatory requirements.

Strategic Partnerships:
	●	Sought partnerships to enhance our offering.
	●	Focused on collaborative interoperability.

Marketing and Promotion:
	●	Tested messaging approaches.
	●	Worked with partners to develop end-user messaging through various approaches and iterations.

Data Security and Privacy:
	●	Implemented stringent data security measures to protect patient information.
	●	Built a platform where privacy and security strengths have built trust among pharmacies and end-users.

Customer Support and Feedback:
	●	Engaged with pharmacy clients on feedback to address UX experiences and uses.
	●	Collected/analyzed feedback from pharmacies and end-users to continuously improve and refine the technology.

Cost-Benefit Analysis:
	●	Provided a clear cost-benefit analysis to showcase the financial advantages of implementing digital healthcare technology and POCT in pharmacies.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

User Incentives:
	●	Created a platform where health data can be utilized to drive new economic relationships with partners, driving incentives for patients and partners to engage with HealthTab™.

Monitoring and Continuous Improvement:
	●	Implemented systems to monitor the effectiveness and usage of HealthTab™, providing real-time insights.
	●	Regularly evaluated and updated the strategy based on market dynamics, technological advancements, and user feedback.

Selected Financial Information and Additional Disclosure

The following financial data for the three years is derived from the Annual Audited Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements.

	2023	2022	2021
Total revenue	$3,485,147	$1,768,374	$122,808
Loss from operations	$701,215	$818,228	$1,708,132
Loss per share – basic and diluted	$0.01	$0.01	$0.02
Total assets	$2,538,205	$2,568,983	$2,281,393
Total current liabilities (1)	$529,218	$604,893	$84,477
Total non-current financial liabilities	Nil	Nil	Nil

(1)	2022 Current liabilities include deferred revenue of $252,000 for which the Company completed delivery in Q1 2023.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Sep 2024	June 2024	March 2024	Dec 2023	Sep 2023	June 2023	Mar 2023	Dec 2022
							$	$
Revenue	1,195,122	1,045,206	1,124,307	1,354,403	953,454	548,049	629,241	997,235
Gross profit	434,791	370,775	484,791	501,466	261,778	229,471	210,681	168,845
Share-based compensation	338,089	1,598	27,464	142,765	304,328	168,518	88,001	243,000
Comprehensive income (loss)	(179,065)	54,022	168,537	59,584	(285,062)	(284,225)	(191,512)	(244,789)
Net profit (loss)/share	(0.00)	0.00	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total Assets	3,024,103	2,618,384	2,798,058	2,538,205	2,453,136	2,143,810	2,296,565	2,568,983

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 and 2023

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023

Revenue	$1,195,122	$953,454	$3,364,635	$2,130,744

% Change - year over year	25%		58%

Gross profit	$434,791	$261,778	$1,290,357	$701,930
% Change - year over year	66%		84%

The Company earned a comprehensive income of $43,494 for the nine months ended September 30, 2024 (2023 - incurred loss $760,799).

Significant changes are as follows:

●	Revenue increased to $3,364,635 (2023 - $2,130,744) a 58% increase due to an increase in HealthTab™ systems deployed and tests sold. Gross profit amounted to $1,290,357 (2023 – $701,930) a 84% increase. Gross margin for the period was 38% (2023- 33%) outperforming the Company’s target margin of 30%.

●	Share-based compensation of $367,151 (2023 - $560,847) was recognized for stock options granted, vested, and repriced during the period.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

●	Consulting fees increased to $192,000 (2023 - $182,117) due to more consultants engaged compared to the previous year.

●	General and administrative expenses increased to $314,923 (2023 - $266,158) mainly due to increase in travel expenses.

●	Shareholder communications expense decreased to $56,328 (2023 - $99,440) due to reduced campaigning compared to previous year.

●	Professional fees decreased to $158,219 (2023 – 191,534) due to the timing of invoicing of audit fees.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

●	The Company incurred comprehensive loss of $179,065 for the three months ended September 30, 2024 (2023 – loss of $285,062).

Significant changes are as follows:

●	Revenue increased to $1,195,122 (2023 - $953,454) a 25% increase, due to an increase in HealthTab™ systems deployed and tests sold. Gross profit increased to $434,791 (2023 – $261,778) a 66% increase. Gross margin for the period was 36% (2023- 27%) outperforming the Company’s target margin of 30%.

●	Cost of sales increased to $760,331 (2023 – $691,676) due to increase in scale of operations.

●	Share-based compensation of $338,089 (2023 - $304,328) was recognized for stock options granted, vested, and repriced during the period.

●	Consulting fees increased to $84,000 (2023 - $54,000) due to more consultants engaged compared to the previous year.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through cash from operations and the issuance of common shares. We believe that our cash on hand, the expected future cash inflows from revenues, and cash savings from redeployment of devices to be sufficient to finance our working capital for the next twelve months. If our existing cash resources together with the cash we generate from the sales of our products and services are insufficient to fund our working capital and operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

Cash flows

Sources and Uses of Cash:	Period ended September 30,
	2024	2023
	$	$
Cash provided by operating activities	657,869	412,400
Cash used in investing activities	(192,975)	(685,896)
Cash provided by financing activities	39,100	42,500
Cash and Cash Equivalents, closing balance	780,515	389,531

There is an overall cash inflow of $503,994 for the nine months ended September 30, 2024 compared to the cash outflow of $230,996 in the comparable period in 2023.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

●	the extent to which we will be commercially successful in launching HealthTab™,

●	the size, cost and effectiveness of our sales and marketing programs, distribution and marketing arrangements,

●	the redeployment of existing devices to new locations in Canada and the UK. Management estimates that the Company will not need to use cash to invest in devices for the next 12 to 18 months.

●	the ability of the Company to raise capital through the issuance of its securities.

As at September 30, 2024, the Company had a working capital of $868,068 (December 31, 2023 – $244,343) and $577,166 (December 31, 2023 - $427,689) in accounts receivable.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

RELATED PARTY TRANSACTIONS

For the three and nine months ended September 30, 2024 and 2023, the Company recorded the following transactions with related parties:

a)	$5,400 and $9,700 in office rent (2023 – $1,500 and $4,500) to a company controlled by the Chief Technology Officer of the Company.

b)	$3,000 and $9,000 in office rent (2023 – $3,000 and $9,000) to a company controlled by the Chief Financial Officer of the Company.

c)	$117,448 and $317,978 worth of purchases (2023 - $79,745 and $231,393) to a company controlled by Chief Technology Officer of the Company.

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

Type of transaction	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Consulting fees, Director & CTO	54,000	54,000	162,000	162,000
Management fees, CEO	54,000	54,000	162,000	162,000
Professional fees, CFO	32,100	32,100	96,300	96,300
Share-based compensation	248,882	-	269,597	209,815
	388,982	140,100	689,897	630,115

At September 30, 2024, $130,517 was due to a company controlled by the Chief Technology Officer for the services availed ( December 31, 2023 - $nil).

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Common Shares	101,289,664
Stock Options	12,250,000
Warrants	-

SUBSEQUENT EVENTS

●	50,000 and 350,000 stock options with an exercise price of $0.05 were exercised on October 10, 2024 and October 15, 2024 respectively.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

COMMITMENTS AND AGREEMENTS

Loans payable

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2024. The loan was interest-free until January 18, 2024. In January 2024, the Company repaid the loan principal of $30,000 and received loan forgiveness of $10,000, recorded as gain on settlement of debt.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that Avricore will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue AVRICORE business development and marketing activities. In case AVRICORE does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

Development of Technological Capabilities

The market for Avricore’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render Avricore’s products or services uncompetitive. If Avricore needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

Dependence on Key Personnel

We are dependent to a large extent upon the continued services of our senior management team and other key employees such as sales and technical personnel. There is intense competition for skilled employees and our failure to recruit, train and retain such employees could have an adverse effect on our business, financial condition or operating results.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and loans payable. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data. Approximately 97% of trade receivables are due from one customer at September 30, 2024 (December 31, 2023 – 99% from one customer).

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions, however, there can be no guarantees that sufficient funds will be raised. As at September 30, 2024, the Company’s liabilities $535,371 (December 31, 2023 - $529,218) were comprised of accounts payable $535,371 (December 31, 2023 – 489,218), and loans payable $Nil (December 31, 2023 – $40,000).

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Avricore Health Inc.

Management’s Discussion and Analysis

as of November 28, 2024

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

CONTACT

Officers and Directors	Contact

Hector Bremner, CEO, Director	Avricore Health Inc.

Rodger Seccombe, CTO, Director	Suite 1120 - 789 West Pender St.
Vancouver, BC V6C 1H2
Kiki Smith, CFO

David Hall, Chairman	Tel: 604 773-8943

Alan Arnstein, Director

Christine Hrudka, Director

Dr. Robert Sindelar, Director

Thomas Teahen, Director

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